GALAXY ENTERPRISES INC.

1701 Charles Iam Court

Las Vegas, Nevada 89117

Telephone: 702-491-4702

February 13, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE: Galaxy Enterprises Inc. (the “Company”) Request for

Withdrawal on Form AW for Registration Statement on Form S-1/A

(File No. 333-258034)

Ladies and Gentleman:

The Company hereby applies for withdrawal of the Registration Statement on Form S-1/A (File No. 333-258034; accession number 0001903596-23-000111) submitted to the Securities and Exchange Commission (the “Commission”) on February 7, 2023 (the “Registration Statement”).

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing this particular amendment to the Registration Statement, which has not been declared effective, because it was filed in error by the Company’s EDGAR filing agent who intended to file it on behalf of another issuer.

Yours truly,

/s/ Gregory Navone

Gregory Navone

President and C.E.O.

Galaxy Enterprises Inc.